Exhibit 99.1

Four Seasons Education Reports Third Quarter Fiscal 2019 Unaudited Financial Results

SHANGHAI, January 28, 2019 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading after-school math education service provider for elementary school students in Shanghai, today announced its unaudited financial results for the third quarter fiscal year 2019, ended November 30, 2018.

Third Quarter Fiscal Year 2019 Financial and Operational Highlights

•	Revenue increased by 4.5% to RMB91.2 million (US$13.1 million) from RMB87.2 million in the same period of last year.
•	Gross profit decreased by 15.7% to RMB48.1 million (US$6.9 million) from RMB57.1 million in the same period of last year. Gross margin was 52.8%, compared with 65.4% in the same period of last year.
•	Operating income decreased by 64.4% to RMB7.7 million (US$1.1 million) from RMB21.6 million in the same period of last year.
•

Adjusted operating income(1) (non-GAAP) decreased by 40.2% to RMB16.7 million (US$2.4 million) from RMB27.9 million in the same period of last year. Adjusted operating margin (non-GAAP) was 18.3% compared with 32.0% in the same period of last year.

•	Net income decreased by 74.8% to RMB2.7 million (US$0.4 million) from RMB10.7 million in the same period of last year.
•

Adjusted net income(2) (non-GAAP) decreased by 19.5% to RMB13.7 million (US$2.0 million) from RMB17.0 million in the same period of last year. Adjusted net margin(3) (non-GAAP) was 15.0%, compared with 19.5% in the same period of last year.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders was RMB0.06 (US$0.01) and RMB0.05 (US$0.01), respectively, compared with RMB0.27 and RMB0.26 respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) was RMB0.28 (US$0.04) and RMB0.27 (US$0.04), compared with RMB0.46 and RMB0.44, respectively, for the same period of last year.

•	Number of learning centers reached 56 as of November 30, 2018, compared to 33 as of November 30, 2017.
•

Total student enrollment(4) reached 45,857, down 8.7% from 50,221 during the same period of last year, primarily due to enrollment re-arrangement in accordance with the Opinion on Regulating the Development of After-School Tutoring Institutions issued by the State Council limiting the prepayment of a curriculum registration to three months.

•

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.

(2) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of investments measured at fair value.

(3) Adjusted net margin is defined as adjusted net income divided by revenue.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“During the third quarter, we continued to adjust our operations under the new regulatory requirements, while remaining steadfast in carrying out our strategy for quality growth,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “As we constantly broaden our course coverage across the entire K-12 age groups with more in-demand class offerings on a variety of academic topics and areas, we have achieved further enrollment diversification in various subjects and age groups. Besides the course offerings that target improving students’ academic performance, we are hosting a series of interest-oriented classes and activities to further promote student engagement. Based on our strong math teaching capabilities and resources, our featured classes for logic-based games such as Bridge, Sudoku and Rubik's Cube gained great popularity. We now deliver Bridge classes at ten Four Seasons Education’s learning centers and have formed Four Seasons Education training teams in 2018 and 2019 for national competitions. Recently, our teams also achieved outstanding performance in bridge and Sudoku matches. We plan to organize more of these dynamic and enjoyable courses and activities which help students’ logic-thinking and intellectual development.

“To comply with the latest set of regulatory changes, we have accordingly re-arranged our enrollment and class delivery process by limiting prepayment to cover a maximum of three-month curriculums. This operational adjustment has led to a year-over-year decrease in total enrollment for the quarter as we anticipated. However, we believe this change will not affect the overall demand. In addition, we have been optimizing our learning center network with prudent expansion. We added a learning center in Shanghai and one in Chongqing during the quarter. At the same time, we moved three learning centers in Shanghai to new locations to better meet the related requirement and provide a refreshing environment to our students. We also plan to restructure a few centers to optimize our facility utilization and profitability in the quarters ahead.

“Our ongoing efforts to comply with the latest regulation have been recognized by the government and related authority. We are pleased to report that our Shanghai Four Seasons Education and Training Co., Ltd., Four Seasons Class Training Co., Ltd. and other entities in our group were among the white list of after-school tutoring institutions released by the Shanghai Education Bureau in late December 2018, demonstrating our compliance in terms of operating licensure, educational content and the teaching facility environment. We would like to continue working with related authorities and adapting our operations to the evolving regulations of a rapidly growing after-school tutoring industry in China, as we fulfill our commitment to providing best-of-class educational services and learning experience to our students,” Mr. Tian concluded.

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “It was very encouraging for us to achieve approximately 5% growth in the topline as compared to a relatively high revenue base in the same period of last year, thanks to our strategic adjustments to course offerings which better accommodate the evolving market’s needs. During the third quarter, we focused on strengthening our core business, as we strategically combined several classes to improve overall efficiency. We are pleased with the initial positive result that gross margin improved sequentially in the third quarter. Looking forward, we plan to maintain our business strategy, seeking quality growth while making prudent operational adjustments for enhanced efficiency.”

Third Quarter Fiscal Year 2019 Financial Results

Revenue increased by 4.5% to RMB91.2 million (US$13.1 million) for the third quarter of fiscal year 2019 from RMB87.2 million in the same period of last year, primarily due to tuition increases in standard programs, increased revenue contribution from the Ivy Program and the small-class for standard programs, development of kindergarten and middle school and non-math programs as well as the expansion of physical learning center network, including the contribution from the newly acquired business that closed transaction in the first nine months of fiscal year 2019. This increase was partially offset by the decreased revenue contribution from math-competition focused classes as a result of changing regulatory requirement.

Cost of revenue increased by 42.8% to RMB43.1 million (US$6.2 million) for the third quarter of fiscal year 2019 from RMB30.2 million in the same period of last year, primarily attributable to costs associated with the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance and depreciation costs, as a result of increased number of learning centers.

Gross profit decreased by 15.7% to RMB48.1 million (US$6.9 million) for the third quarter of fiscal year 2019 from RMB57.1 million in the same period of last year. Gross margin was 52.8% for the third quarter of fiscal year 2019, compared with 65.4% in the same period of last year. The decrease in gross margin was primarily due to the expansion of new centers which yield relatively lower gross margin during the ramp-up period, and the increase in faculty staff cost as well as the discounts granted to students to promote the Company’s middle school and non-math programs.

General and administrative expenses increased by 25.2% to RMB32.1 million (US$4.6 million) for the third quarter of fiscal year 2019 from RMB25.6 million in the same period of last year, primarily attributable to increased staff cost of RMB4.6 million (US$0.7 million), an RMB1.1 million (US$0.2 million) of depreciation and amortization cost and increased share-based compensation expenses of RMB2.8 million (US$0.4 million). This increase was partially offset by IPO-related expenses in the same period of last year.

Sales and marketing expenses decreased by 15.3% to RMB8.3 million (US$1.2 million) for the third quarter of fiscal year 2019 from RMB9.8 million in the same period of last year.

Operating income decreased by 64.4% to RMB7.7 million (US$1.1 million) for the third quarter of fiscal year 2019 from RMB21.6 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, decreased by 40.2% to RMB16.7 million (US$2.4 million) for the third quarter of fiscal year 2019 from RMB27.9 million in the same period of last year.

Interest income decreased by 13.5% to RMB1.2 million (US$0.2 million) for the third quarter of fiscal year 2019 from RMB1.4 million in the same period of last year, primarily due to the withdrawal of short-term deposit.

Other expenses, net were RMB2.6 million (US$0.4 million) for the third quarter of fiscal year 2019 from RMB0.04 million in the same period of last year, primarily due to an RMB2.0 million (US$0.3 million) fair value change of a 2-year Pimco fund-linked note and a 1-year certificate on a mutual fund, both with 100% minimum redemption level at maturity that the Company intends to hold to maturity. Other expense was partially offset by foreign currency revaluation gain.

Income tax expenses decreased by 68.3% to RMB3.9 million (US$0.6 million) for the third quarter of fiscal year 2019 from RMB12.3 million in the same period of last year.

Net income was RMB2.7 million (US$0.4 million) during the third quarter of fiscal year 2019, down 74.8% from RMB10.7 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of investments measured at fair value, decreased by 19.5% to RMB13.7 million (US$2.0 million) from RMB17.0 million in the same period of last year. Adjusted net margin was 15.0%, compared with 19.5% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of fiscal year 2019 was RMB0.06 (US$0.01) and RMB0.05 (US$0.01), respectively, compared with RMB0.27 and RMB0.26, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the third quarter of fiscal year 2019 was RMB0.28 (US$0.04) and RMB0.27 (US$0.04), compared with RMB0.46 and RMB0.44, respectively, for the same period of last year.

Cash and cash equivalents. As of November 30, 2018, the Company had cash and cash equivalents of RMB497.0 million (US$71.4 million), a decrease of 14.8% compared with RMB583.3 million as of February 28, 2018, primarily due to RMB139.1 million (US$20.0 million) cash payments for the acquisitions in Shanghai, and the increase in short-term investment of RMB34.8 million (US$5.0 million). The decrease was partially offset by the operating cash inflow generated in the first nine months of fiscal 2019.

Shares Outstanding

As of January 28, 2019, the Company had a total of 24,966,591 ordinary shares outstanding, or 49,933,182 ADSs. Each two ADSs represent one ordinary share.

First Nine Months Fiscal Year 2019 Financial Results

Revenue increased by 16.1% to RM270.9 million (US$39.0 million) for the first nine months of fiscal year 2019 from RMB233.4 million in the same period of last year, primarily due to tuition increases in standard programs, increased revenue contribution from the Ivy Program and the small-class for standard programs, development of kindergarten and middle school and non-math programs as well as the expansion of physical learning center network, including the contribution from the newly acquired business that closed transaction in the first nine months of fiscal year 2019. This increase was partially offset by the decreased revenue contribution from math-competition focused classes as a result of changing regulatory requirement.

Cost of revenue increased by 57.4% to RMB125.8 million (US$18.1 million) for the first nine months of fiscal year 2019 from RMB79.9 million in the same period of last year, primarily attributable to costs associated with the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance and depreciation costs, as a result of increased number of learning centers.

Gross profit decreased by 5.4% to RMB145.1 million (US$20.9 million) for the first nine months of fiscal year 2019 from RMB153.4 million in the same period of last year. Gross margin was 53.6% for the first nine months of fiscal year 2019, compared with 65.7% in the same period of last year. The decrease in gross margin was primarily due to the expansion of new centers which yield relatively lower gross margin during the ramp-up period, and the increase in faculty staff cost, as well as the discounts granted to students to promote the Company’s middle school and non-math programs.

General and administrative expenses increased by 29.7% to RMB89.1 million (US$12.8 million) for the first nine months of fiscal year 2019 from RMB68.7 million in the same period of last year, primarily attributable to increased staff cost of RMB12.7 million (US$1.8 million), increased share-based compensation expenses of RMB5.9 million (US$0.8 million) and an RMB3.0 million (US$0.4 million) of depreciation and amortization cost.

Sales and marketing expenses decreased by 0.8% to RMB24.7 million (US$3.6 million) for the first nine months of fiscal year 2019 from RMB24.9 million in the same period of last year.

Operating income decreased by 47.7% to RMB31.3 million (US$4.5 million) for the first nine months of fiscal year 2019 from RMB59.8 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, decreased by 29.4% to RMB54.4 million (US$7.8 million) for the first nine months of fiscal year 2019 from RMB77.0 million in the same period of last year.

Interest income increased by 71.6% to RMB5.9 million (US$0.8 million) for the first nine months of fiscal year 2019 from RMB3.4 million in the same period of last year, primarily due to increased cash and cash equivalent, and efficient cash management.

Other expense, net reached RMB6.0 million (US$0.9 million) for the first nine months of fiscal year 2019 from RMB0.7 million in the same period of last year, primarily due to an RMB7.7 million (US$1.1 million) fair value change of a 2-year Pimco fund-linked note and a 1-year certificate on a mutual fund, both with 100% minimum redemption level at maturity that the Company intends to hold to maturity. Other expense was partially offset by foreign currency revaluation gain.

Income tax expenses decreased by 29.2% to RMB18.2 million (US$2.6 million) for the first nine months of fiscal year 2019 from RMB25.8 million in the same period of last year.

Net income was RMB17.0 million (US$2.4 million) during the first nine months of fiscal year 2019, down 56.5% from RMB39.2 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of investments measured at fair value, decreased by 15.1% to RMB47.8 million (US$6.9 million) from RMB56.3 million in the same period of last year. Adjusted net margin was 17.6%, compared with 24.1% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the first nine months of fiscal year 2019 was RMB0.35 (US$0.05) and RMB0.33 (US$0.05), respectively, compared with RMB1.03 and RMB0.97, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the first nine months of fiscal year 2019 was RMB0.99 (US$0.14) and RMB0.94 (US$0.14), respectively, compared with RMB1.61 and RMB1.52, respectively, for the same period of last year.

Business Acquisitions

In the third quarter of fiscal year 2019, the Company entered into share purchase agreements to acquire 51% equity shares of two private education service providers. The purchase prices of the acquisitions are allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest. Goodwill is recognized from both acquisitions. The purchase price allocations remain preliminary and are subject to finalization as of the announcement date.

Business Outlook

For the fourth quarter of fiscal year 2019, the Company expects revenue to be relatively flat compared to the fourth quarter of fiscal 2018.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on January 28, 2019 (9:00 PM Beijing/Hong Kong time on January 28, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until February 04, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10128174

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China. Over the years, the quality of the Company’s education services has been demonstrated by its students’ outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. To present each of these non-GAAP measures, the Company excludes (i) share-based compensation expenses, and (ii) fair value change of investments measured at fair value. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of investments measured at fair value that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9558 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 30, 2018.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Ellen Wang

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	February 28	November 30	November 30
	2018	2018	2018
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	583,324	496,965	71,446
Accounts receivable and contract assets	5,686	1,619	233
Other receivables, deposits and other assets	6,015	22,059	3,172
Short-term investment under fair value	-	33,711	4,846
Total current assets	595,025	554,354	79,697

Property and equipment, net	23,920	30,983	4,454
Intangible asset, net	-	45,027	6,473
Goodwill	557	150,332	21,612
Deferred tax assets	4,052	5,800	834
Equity method investment	-	300	43
Long-term investment under fair value	158,235	166,162	23,888
Rental deposits—non-current	10,493	11,171	1,606
Total non-current assets	197,257	409,775	58,910
TOTAL ASSETS	792,282	964,129	138,607

Current liabilities
Amounts due to related parties	390	15,590	2,241
Accrued expenses and other current liabilities	29,221	56,302	8,094
Income tax payable	14,622	16,475	2,369
Deferred revenue	90,101	79,947	11,494
Total current liabilities	134,334	168,314	24,198

Non-current liabilities
Deferred tax liability	-	11,181	1,607
Total non-current liabilities	-	11,181	1,607
TOTAL LIABILITIES	134,334	179,495	25,805

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	February 28	November 30	November 30
	2018	2018	2018
	RMB	RMB	USD
EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 24,026,591 and 24,065,033 shares issued and outstanding as of February 28, 2018 and November 30, 2018, respectively)	15	15	2
Additional paid-in capital	679,829	702,507	100,996
Retained earnings	-	16,960	2,438
Accumulated other comprehensive income(loss)	(28,309)	20,329	2,922
Shareholders’ equity	651,535	739,811	106,358
Non-controlling interests	6,413	44,823	6,444
Total equity	657,948	784,634	112,802

TOTAL LIABILITIES AND EQUITY	792,282	964,129	138,607

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenue	87,240	91,167	13,107	233,370	270,942	38,952
Cost of revenue	(30,156)	(43,064)	(6,191)	(79,948)	(125,837)	(18,091)

Gross profit	57,084	48,103	6,916	153,422	145,105	20,861

General and administrative expenses	(25,631)	(32,083)	(4,613)	(68,686)	(89,112)	(12,811)
Sales and marketing expenses	(9,840)	(8,336)	(1,198)	(24,913)	(24,717)	(3,554)

Operating income	21,613	7,684	1,105	59,823	31,276	4,496

Subsidy income	23	340	49	2,384	4,145	596
Interest income	1,398	1,209	174	3,417	5,865	843
Other expense, net	(35)	(2,635)	(379)	(711)	(6,018)	(865)

Income before income taxes	22,999	6,598	949	64,913	35,268	5,070

Income tax expense	(12,340)	(3,912)	(563)	(25,753)	(18,230)	(2,621)

Net income	10,659	2,686	386	39,160	17,038	2,449
Net income (loss) attributable to non-controlling interest	(361)	(37)	(5)	(1,113)	78	11
Net income attributable to Four Seasons Education (Cayman) Inc.	11,020	2,723	391	40,273	16,960	2,438

Net income per ordinary share:
Basic	0.54	0.11	0.02	2.06	0.70	0.10
Diluted	0.51	0.11	0.02	1.94	0.67	0.10

Weighted average shares used in calculating net income per ordinary share:
Basic	16,374,603	24,065,033	24,065,033	14,785,778	24,065,033	24,065,033
Diluted	17,293,615	25,136,142	25,136,142	15,651,768	25,405,619	25,405,619

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	10,659	2,686	386	39,160	17,038	2,449
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	2,079	8,508	1,223	5,915	48,638	6,992
Comprehensive income	12,738	11,194	1,609	45,075	65,676	9,441
Less: Comprehensive income (loss) attributable to non-controlling interest	(361)	(37)	(5)	(1,113)	78	11
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	13,099	11,231	1,614	46,188	65,598	9,430

FOUR SEASONS EDUCATION (CAYMAN) INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	10,659	2,686	386	39,160	17,038	2,449
Add: share-based compensation expenses (net of tax effect of nil)	6,311	9,022	1,297	17,160	23,098	3,321
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	-	1,953	281	-	7,666	1,102
Adjusted net income (non-GAAP)	16,970	13,661	1,964	56,320	47,802	6,872

Net margin	12.2%	2.9%	2.9%	16.8%	6.3%	6.3%
Add: share-based compensation expenses	7.3%	9.9%	9.9%	7.3%	8.5%	8.5%
Add: fair value change of investments, excluding foreign currency translation adjustment	-	2.1%	2.1%	-	2.8%	2.8%
Adjusted net margin (non-GAAP)	19.5%	15.0%	15.0%	24.1%	17.6%	17.6%

Net operating income	21,613	7,684	1,105	59,823	31,276	4,496
Add: share-based compensation expenses	6,311	9,022	1,297	17,160	23,098	3,321
Adjusted operating income (non-GAAP)	27,924	16,706	2,402	76,983	54,374	7,817

Basic net income per ADS attributable to ordinary shareholders	0.27	0.06	0.01	1.03	0.35	0.05
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.19	0.18	0.03	0.58	0.48	0.07
Add: fair value change of investments per ADS attributable to ordinary shareholders	-	0.04	0.00	-	0.16	0.02
Adjusted basic net income per ADS attributable to ordinary shareholders (non-GAAP)	0.46	0.28	0.04	1.61	0.99	0.14
Diluted net income per ADS attributable to ordinary shareholders	0.26	0.05	0.01	0.97	0.33	0.05
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.18	0.18	0.03	0.55	0.46	0.07
Add: fair value change of investments per ADS attributable to ordinary shareholders	-	0.04	0.00	-	0.15	0.02
Adjusted diluted net income per ADS attributable to ordinary shareholders (non-GAAP)	0.44	0.27	0.04	1.52	0.94	0.14
Weighted average ADSs used in calculating earnings per ADS
Basic	32,749,206	48,130,065	48,130,065	29,571,556	48,130,065	48,130,065
Diluted	34,587,230	50,272,285	50,272,285	31,303,536	50,811,238	50,811,238